Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

Via EDGAR Correspondence

February 14, 2020

Jennifer R. Hardy, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:       BNY Mellon ETF Trust (the “Registrant”)

            File Nos. 333-234030 and 811-23477

Dear Ms. Hardy:

This letter responds to comments you provided on January 13, 2020, with respect to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A.  Pre-Effective Amendment No. 1 was filed on December 3, 2019 and included disclosure with respect to the following eight series of the Registrant: BNY Mellon US Large Cap Core Equity ETF, BNY Mellon US Mid Cap Core Equity ETF, BNY Mellon US Small Cap Core Equity ETF, BNY Mellon International Equity ETF, BNY Mellon Emerging Markets Equity ETF, BNY Mellon Core Bond ETF, BNY Mellon Short Duration Corporate Bond ETF, and BNY Mellon High Yield Beta ETF.

General

1.     Comment:  Where a comment is made with regard to disclosure in one location, please apply to all other applicable parts of the registration statement.

Response:  The Registrant has applied comments to all applicable parts of the registration statement.

Prospectus

BNY Mellon US Large Cap Core Equity Fund

2.     Comment:  On page 2, under “Fund Summary – Investment Objective,” please replace the word “match” with “track.”  Alternatively, if the word “match” is used, please clarify that the fund will seem to match the performance of the index before fees and expenses.

Response:  The Registrant has changed the word “match” to “track.”

3.     Comment:  On page 2, under “Fund Summary – Fees and Expenses,” please revise the paragraph prior to the table per revised Item 3 of Form N-1A.  See Investment Company Act Release No. 33646.

Response:  The Registrant has revised the paragraph prior to the table per revised Item 3 of Form N-1A.

4.     Comment:  On page 2, under “Fund Summary – Principal Investment Strategy,” please revise the following sentence to be in plain English, as an average investor may not know what it means and how it is used in the security selection process:

“The index includes the securities of companies whose cumulative total market capitalization represents approximately the top 70% of the investable universe.”

This sentence, when read with the prior sentence, is unclear with regard to whether the fund invests in all securities in the index or not.  It is not clear what the purpose of the screening is and how the index eliminates 30% of the investable universe.

Response:  The Registrant confirms that the fund intends to invest in all or substantially all of the securities in the index.  The index performs two screens, the first is a liquidity screen of the broad U.S. equity market and the second is a market capitalization screen to identify large, medium and small market capitalization issuers.  After the second screen, issuers are assigned to the Morningstar® US Large Cap IndexSM, Morningstar® US Mid Cap IndexSM or Morningstar® US Small Cap IndexSM, accordingly.

To clarify, the disclosure for the BNY Mellon US Large Cap Core Equity ETF has been revised as follows:

“The Morningstar® US Large Cap IndexSM is a float-adjusted market capitalization weighted index designed to measure the performance of U.S. large-capitalization stocks.  The index’s initial universe of eligible securities includes common stock, tracking stock and shares of real estate investment trusts (REITs) issued by U.S. companies and traded on the New York Stock Exchange, NASDAQ or NYSE Market LLC. At each reconstitution, the initial universe is screened to exclude securities based on the number of non-trading days in the preceding quarter and trading volume during the preceding six-month period.  ~~The remaining securities represent the investable universe.~~  The index includes the securities of companies whose cumulative total market capitalization represents approximately the top 70% of the remaining securities ~~investable universe~~.”

5.     Comment:  On page 2, under “Fund Summary – Principal Investment Strategy,” please disclose the number of securities or range of number of securities in the index.  This comment applies to all funds.

Response:  The Registrant will include the number of securities or range of number of securities in each index as of a recent date.

6.     Comment:  On page 3, under “Fund Summary – Principal Investment Strategy,” please delete the term “generally” from the sentence below and specify the circumstances where the fund will not be concentrated (e.g., where the fund follows a sampling strategy).  See The First Australia Fund, Inc. No Action Letter (pub. avail. July 29, 1999).

“In seeking to track the index, the fund’s assets will generally be concentrated in an industry or group of industries to the extent that the index concentrates in a particular industry or group of industries.”

Response:  The Registrant has revised the disclosure as follows:

“In seeking to track the index, the fund’s assets may ~~will generally~~ be concentrated in an industry or group of industries only to the extent that the index concentrates in a particular industry or group of industries.”

7.     Comment:  On page 3, under “Fund Summary – Principal Investment Strategy,” with respect to the sentence below, please explain what “represented by” means and change to “concentrated in” if true.  In addition, if the fund is concentrated in any particular industry or sector, please add appropriate risk disclosure.

“As of [ ], 2019, [ ]% of the index was represented by the [                        ] industry/sector.”

Response:  The Registrant has revised the disclosure as noted below and added the appropriate risk disclosure.

“As of [ ], 2019, [ ]% of the index consisted of securities of issuers in ~~was represented by~~ the [                        ] industry/sector.”

8.     Comment:  On page 3, under “Fund Summary – Principal Risks,” under “Large-cap stock risk,” please supplement the discussion to note that large-cap companies may be less nimble or able to change with market conditions and that such companies are subject to greater regulation.

Response:  The Registrant has revised the disclosure as follows:

“Large-cap stock risk.  ~~To the extent the fund invests in large capitalization stocks, the~~ fund may underperform funds that invest primarily in the stocks of lower quality, smaller capitalization companies during periods when the stocks of such companies are in favor.  Compared to small- and mid-capitalization companies, large-capitalization companies may be less responsive to changes and opportunities affecting their business.  In addition, large-capitalization companies may be subject to greater regulation than small- and mid-capitalization companies.”

9.     Comment:  On page 4, under “Fund Summary – Principal Risks,” under “Non-diversification risk,” please change the word “is” to “becomes” in the following sentence:

“To the extent the fund is non-diversified, the fund may invest a relatively high percentage of its assets in a limited number of issuers.”

Response:  The Registrant has made the requested change.

10.  Comment:  On page 4, under “Fund Summary – Performance,” we note that in response to comment 18 of the initial comment letter, you stated that each fund will use the index that it will track as the broad-based securities market index for use in its performance table.  Please revise to utilize a broad-based securities index that does not reflect the market indexes in which the fund invests.  It is the Staff’s position that the index that an index fund is tracking cannot be an appropriate broad-based index as it provides no comparative information.  The tracking index may be provided as an additional index.  See also Instructions 5 & 6 to Item 27(b)(7) of Form N-1A, which are cited by Item 4(b)(2)(iii) and Instruction 2(b) to Item 4(b)(2).

Response:  The Registrant believes that the index each fund will track is an appropriate broad-based securities market index for purposes of each fund’s performance table.  The Registrant understands that the Commission’s stated intent of including a broad-based securities market index was to help investors “evaluate a fund’s risk and returns relative to ‘the market.’” Investment Company Act Rel. No. 22528 (February 27, 1997).  In this case, the index each fund intends to track is effectively “the market.”  Further, as noted by the Commission when adopting this disclosure requirement in 1993, Form N-1A “gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests.” Investment Company Act Rel. No. 19382 (April 6, 1993) (emphasis added).  Instruction 5 to Item 27(b)(7) of Form N-1A defines an appropriate broad-based securities market index as one that “is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter.”  Each index that a fund seeks to track meets this definition, as neither Morningstar nor Bloomberg are affiliated persons of a fund, the investment adviser or principal underwriter.  Further, each underlying index is widely recognized and used, and each is designed to measure the performance of a broad portion of the total investable market.1  In addition, the Registrant notes that many of the largest index fund families with series tracking the same asset classes as the funds use the respective underlying index the series tracks as the broad-based market index for purposes of the performance table benchmark.  See, in particular:

Asset Class	Funds
Large Cap	iShares Morningstar Large-Cap ETF Schwab U.S. Large-Cap ETF
Mid Cap	iShares Morningstar Mid-Cap ETF Schwab U.S. Mid-Cap ETF
Small Cap	iShares Morningstar Small-Cap ETF Schwab U.S. Small-Cap ETF
International	iShares Core MSCI International Developed Markets ETF Schwab International Equity ETF
Emerging Markets	iShares Core MSCI Emerging Markets ETF Schwab Emerging Markets Equity ETF
Core Bond	iShares Core U.S. Aggregate Bond ETF Vanguard Total Corporate Bond ETF
Short Duration Corporate Bond	iShares Core 1-5 Year USD Bond ETF Vanguard Short-Term Corporate Bond Index Fund
High Yield Bond	iShares iBoxx $ High Yield Corporate Bond ETF PIMCO 0-5 Year High Yield Corporate Bond Index Exchange-Traded Fund

1      The approximate number of index components of each index that a fund seeks to track as of December 31, 2019 is as follows:

•       Morningstar US Large Cap Index: 221 securities

•       Morningstar US Mid Cap Index: 542 securities

•       Morningstar US Small Cap Index: 737 securities

•       Morningstar Developed Markets ex-US Large Cap Index: 672 securities

•       Morningstar Emerging Markets Large Cap Index: 524 securities

•       Bloomberg Barclays US Aggregate Total Return Index: ~11,000 securities

•       Bloomberg Barclays US Corporate 1-5 Years Total Return Index: ~2,200 securities

•       Bloomberg Barclays US Corporate High Yield Total Return Index: ~1,900 securities

Finally, although the Registrant knows the Commission once suggested requiring a different disclosure standard for an index-based ETF when comparing performance (see Investment Company Act Rel. No. 28193 (March 11, 2008)), which was never adopted, the Registrant is not aware of any formal Commission or Staff guidance stating that an index fund cannot use the broad-based securities market index that it tracks as its performance table’s benchmark index.  This is despite that fact that the Commission has specifically considered this disclosure requirement many times since its initial adoption in 1993.  The Registrant believes that each underlying index is, in fact, the appropriate broad-based securities market index.  To require the Registrant to compare itself with an index that it does not believe “best reflects the market(s) in which it invests,” we believe would be contrary to the explicit intent of the Commission.

11.  Comment:  On page 4, under “Fund Summary – Portfolio Management,” please state that the portfolio managers are jointly and primarily responsible for management of the fund.  This comment applies to all funds.

Response:  The Registrant has made the requested change.

12.  Comment:  On page 4, under “Fund Summary – Purchase and Sale of Fund Shares,” please revise the discussion per revised Item 6(c) of Form N-1A.  See Investment Company Act Release No. 33646.

Response:  The Registrant has revised the discussion per revised Item 6(c) of Form N-1A.

BNY Mellon US Mid Cap Core Equity Fund

13.  Comment:  On page 6, under “Fund Summary – Principal Risks,” please delete the reference to small company risk in the “Small and midsize company risk” disclosure.

Response:  The Registrant has made the requested change.

BNY Mellon US Small Cap Core Equity Fund

14.  Comment:  On page 9, under “Fund Summary – Principal Risks,” please delete the reference to midsize company risk in the “Small and midsize company risk” disclosure.

Response:  The Registrant has made the requested change.

BNY Mellon International Equity ETF

15.  Comment:  On page 11, under “Fund Summary – Fees and Expenses,” to the extent that acquired fund fees and expenses exceed 0.01%, please reflect such expenses in a separate line item to the fee table.  This comment applies to all funds.

Response:  To the extent that acquired fund fees and expenses exceed 0.01% and are not included in a fund’s unitary management fee, such expenses will be reflected in a separate line item to the fee table.

16.  Comment:  On page 12, under “Fund Summary – Principal Investment Strategy,” with respect to the significant exposure to a specific country or region, please add the country or region and add specific risk disclosure covering such country or region.

Response:  The Registrant has added the requested disclosure.

17.  Comment:  On page 12, under “Fund Summary – Principal Risks,” please delete “To the extent” from the first sentence of the “Foreign investment risk” and “Large-cap stock risk” disclosure.  Due to the index composition, there does not appear to be a reason to qualify this disclosure.

Response:  The Registrant has made the requested change.

18.  Comment:  On page 13, under “Fund Summary – Principal Risks,” under the “Derivatives risk” disclosure, it states that certain derivatives are subject to liquidity risk.  Please describe this liquidity risk.

Response:  The Registrant has revised the relevant disclosure as follows:

“Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment, and involve greater risks than the underlying assets because, in addition to general market risks, they are subject to liquidity risk (lack of a liquid secondary market), credit and counterparty risk (failure of the counterparty to the derivatives transaction to honor its obligation) and pricing risk (risk that the derivative cannot or will not be accurately valued).”

19.  Comment:  On page 13, under “Fund Summary – Principal Risks,” under the “Derivatives risk” disclosure, with regard to the LIBOR discussion, please (i) disclose if the fund will invest in instruments that will invest in or reference instruments based on LIBOR that do not include a fall-back provision that addresses how interest rates will be determined if LIBOR stops being published and how the lack of any fall-back provision will affect the liquidity of the investments and (ii) explain how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response:  The Registrant currently expects that only the BNY Mellon Emerging Markets Equity ETF will utilize derivatives that reference LIBOR to a material extent.  As a result, references to LIBOR have been removed from the “Derivatives risk” discussion for each fund other than the BNY Mellon Emerging Markets Equity ETF.  With respect to the BNY Mellon Emerging Markets Equity ETF, the Registrant has revised the disclosure as follows:

“Derivatives risk.  A small investment in derivatives could have a potentially large impact on the fund’s performance.  The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets, and the fund’s use of derivatives may result in losses to the fund.  Derivatives in which the fund may invest can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the underlying assets or the fund’s other investments in the manner intended.  Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment, and involve greater risks than the underlying assets because, in addition to general market risks, they are subject to liquidity risk (lack of a liquid secondary market), credit and counterparty risk (failure of the counterparty to the derivatives transaction to honor its obligation) and pricing risk (risk that the derivative cannot or will not be accurately valued).  Future rules and regulations of the Securities and Exchange Commission (SEC) may require the fund to alter, perhaps materially, its use of derivatives. Certain derivatives in which the fund may invest may reference the London Interbank Offered Rate (LIBOR).  On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. There remains uncertainty regarding the future of LIBOR and the nature of any replacement rate.  While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions and there is uncertainty regarding the effectiveness of any alternative methodology. The replacement and/or discontinuation of LIBOR could lead to significant short-term and long-term uncertainty and market instability.  The unavailability and/or discontinuation of LIBOR could have adverse impacts on derivatives that reference LIBOR, may affect the value, liquidity or return on such derivatives, as they may fall out of favor, and may result in costs incurred by the fund in connection with closing out positions and entering into new positions.  Any pricing adjustments to a fund’s investments resulting from a substitute reference rate may also adversely affect the fund’s performance and/or NAV.”

20.  Comment:  On page 13, under “Fund Summary – Principal Risks,” we note the inclusion of “Futures risk” disclosure.  Please also include risks specific to currency forwards, total return swaps, and structured notes.  This comment applies to all funds that invest in currency forwards, total return swaps, and/or structured notes.

Response:  The requested disclosure has been added, as applicable.

BNY Mellon Emerging Markets Equity ETF

21.  Comment:  On Page 16, under “Fund Summary – Principal Risks,” because the fund generally follows a sampling strategy, please add a discussion of management risk.  This comment applies for all funds generally following a sampling strategy.

Response:  The Registrant has revised the “Index sampling risk” discussion as follows:

“Index sampling risk.  The fund’s use of sampling techniques will result in it holding a smaller number of securities than are in the index, and the fund may not track the index as closely as it would if it were fully replicating the index.  The techniques used to limit the number of securities in which the fund invests may not produce the expected results and may result in investment performance that differs from the index.”

22.  Comment:  On Page 16, under “Fund Summary – Principal Risks,” please delete “To the extent” from the first sentence of the “Foreign investment risk” disclosure.  Due to the index composition, there does not appear to be a reason to qualify this disclosure.

Response:  The Registrant has made the requested change.

23.  Comment:  On Page 16, under “Fund Summary – Principal Risks,” with regard to the “emerging market risk” disclosure, we note that the fund has an investment strategy to track an index with significant exposure to non-US companies in emerging and frontier markets.  Please provide more fulsome disclosure here and/or in Item 9 disclosure with respect to the following risks and any related risks associated with this investment strategy or explain to us why such disclosure would not be appropriate.

a.      The potential for errors in index data, index computation, and/or index construction, if information on non-US companies is unreliable or outdated or if less information about the non-US companies is publicly available due to differences in regulatory accounting, auditing, and financial recordkeeping standards.

b.     The potential significance of such errors on the fund’s performance.

c.      Limitations on the Adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction, and/or rebalancing (this portion is not applicable if the Adviser does not have any oversight or diligence of these processes).

d.     The fund’s rights and remedies associated with investments in foreign securities may be different than a fund that tracks an index of domestic securities.

Response:  The Registrant has updated the “Emerging markets risk” and “Indexing strategy risk” as noted below.  With respect to c., the Registrant confirms the Adviser does not have any oversight or diligence of the index provider’s due diligence process. With respect to d., the Registrant believes this is currently addressed by the second to last sentence of the “Emerging markets risk” discussion.

“Emerging market risk.  The securities of issuers located or doing substantial business in emerging market countries tend to be more volatile and less liquid than the securities of issuers located in countries with more mature economies.  There may be less information publicly available about an emerging market issuer than about a developed market issuer and/or the available information may be outdated or unreliable.  In addition, emerging market issuers may not be subject to accounting, auditing, legal and financial reporting standards comparable to those in developed markets.  Emerging markets generally have less diverse and less mature economic structures and less stable political systems than those of developed countries.  Investments in these countries may be subject to political, economic, legal, market and currency risks.  The risks may include less protection of property rights and uncertain political and economic policies, the imposition of capital controls and/or foreign investment limitations by a country, nationalization of businesses and the imposition of sanctions by other countries, such as the United States.  These risks may impact the correlation between fund and index performance.”

“Indexing strategy risk.  The fund uses an indexing strategy.  It does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor index performance.  The correlation between fund and index performance may be affected by the fund’s expenses, changes in securities markets, changes in the composition of the index and the timing of purchases and redemptions of fund shares.  Outdated or unreliable market information could result in errors in index data, index computations or the construction of the index in accordance with its methodology and may not be identified and corrected by the index provider for a period of time or at all, which may have an adverse impact on the fund and its shareholders.”

24.  Comment:  On Page 18, under “Fund Summary – Principal Risks,” with regard to the “China risk” disclosure, please confirm if the index includes China A-Shares.

Response:  The Registrant confirms the index does not currently include China A-Shares.

BNY Mellon Core Bond ETF

25.  Comment:  On page 21, under “Fund Summary – Principal Investment Strategy,” you state that TBA transactions constitute bonds for purposes of the 80% investment policy but you do not describe an 80% investment policy.  Please either remove this reference or describe the policy in this section.

Response:  The Registrant has removed this reference.

26.  Comment:  On page 21, under “Fund Summary – Principal Risks,” in the “Credit risk” disclosure, please discuss call risks, i.e., that the counterparty may redeem a bond prior to maturity due to low interest rates.

Response:  The Registrant has updated the “Fixed-income market risk” discussion in the “Investment Risks” section to discuss the potential for securities to be “called” prior to maturity.  In addition, the Registrant notes a discussion of “Call risk” (formerly titled “Prepayment risk”) is included in the “Investment Risks” section as a non-principal risk for each of the BNY Mellon Core Bond ETF, BNY Mellon Short Duration Corporate Bond ETF and BNY Mellon High Yield Beta ETF.

27.  Comment:  On page 22, under “Fund Summary – Principal Risks,” for the “Mortgage-related securities risk” disclosure, please define “prepayment” risk and “extension” risk.

Response:  The Registrant has added the following risk discussion:

“Prepayment and extension risk.  When interest rates fall, the principal on mortgage-backed and certain asset-backed securities may be prepaid.  The loss of higher yielding underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the fund's potential price gain in response to falling interest rates, reduce the fund's yield, or cause the fund's share price to fall.  When interest rates rise, the effective duration of the fund's mortgage-related and other asset-backed securities may lengthen due to a drop in prepayments of the underlying mortgages or other assets.  This is known as extension risk and would increase the fund's sensitivity to rising interest rates and its potential for price declines.”

BNY Mellon Short Duration Corporate Bond ETF

28.  Comment:  On page 25, under “Fund Summary – Principal Risks,” please move the last two sentences of the “Interest rate risk” disclosure to the strategy disclosure.

Response:  The Registrant believes the current placement of the in the “Interest rate risk” disclosure (copied below) is appropriate.  Item 4(b)(1)(i) of Form N-1A requires a fund to “summarize the principal risks of investing in the fund, including . . . circumstances reasonably likely to affect adversely the fund’s net asset value, yield and total return.”  The Registrant believes the disclosure below is consistent with the information required by Item 4(b)(1)(i) of Form N-1A and, therefore, appropriately placed.

“Duration is an indication of an investment’s “interest rate risk,” or how sensitive a bond or the fund’s portfolio may be to changes in interest rates.  The change in the value of a fixed-income security or portfolio can be approximated by multiplying its duration by a change in interest rates.”

29.  Comment:  On page 25, under “Fund Summary – Principal Risks,” for the “Credit risk” disclosure, please discuss call risk and, if applicable, LIBOR risk.

Response:  Please see the responses to comments 19 and 26 above.

BNY Mellon High Yield Beta ETF

30.  Comment:  On page 28, under “Fund Summary – Principal Investment Strategy,” please include the information provided in response to comment 13 of the initial comment letter regarding the term “Beta.”

Response:  The Registrant has added the following as the first sentence of the first paragraph of the “Fund Summary – Principal Investment Strategy,” section:

“The fund uses a rules-based, systematic investment strategy that seeks to track an index designed to measure the performance of the high yield bond market.”

Fund Details

31.  Comment:  On page 32, under “Goal and Approach,” please replace the word “match” with “track” in the second sentence of the first paragraph.  Alternatively, if the word “match” is used, please clarify that a fund will seem to match the performance of the respective index before fees and expenses.

Response:  The Registrant has changed the word “match” to “track.”

32.  Comment:  On page 32, under “Goal and Approach,” the last sentence of the fourth paragraph states that “a fund may make larger than normal investments in futures or other derivatives to maintain exposure to its index if it is unable to invest directly in a component security.”  According to the Item 4 disclosure, only certain funds invest in derivatives.  Please reconcile these statements.

Response:  The Registrant confirms that only certain funds invest in derivatives as part of their principal investment strategy; however, because all funds are permitted to invest in derivatives (either on a principal or non-principal basis), the Registrant believes the current disclosure is appropriate.

33.  Comment:  On page 32, under “BNY Mellon US Large Cap Core Equity ETF,” the third sentence states that the fund may also invest in ETFs.  If this is a principal investment strategy then it should be disclosed in the Item 4 disclosure.  Otherwise, please delete.

Response:  The Registrant confirms investments in ETFs is not part of the fund’s principal investment strategy; however, because shares of ETFs may be counted towards the fund’s Rule 35d-1 80% investment policy, the Registrant believes the current disclosure is appropriate.

34.  Comment:  On page 32, under “BNY Mellon US Large Cap Core Equity ETF,” the third sentence states that the fund may also invest in derivatives.  If this is a principal investment strategy then it should be disclosed in the Item 4 disclosure.  Otherwise, please delete.

Response:  The Registrant confirms investments in derivative is not part of the fund’s principal investment strategy; however, because certain derivatives may be counted towards the fund’s Rule 35d-1 80% investment policy, the Registrant believes the current disclosure is appropriate.

35.  Comment:  On page 33, under “BNY Mellon US Large Cap Core Equity ETF,” please clarify what is meant by the phrase “needing to borrow securities to complete certain transactions” in the following sentence.

“The fund may lend its portfolio securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions.”

Response:  The Registrant has removed the phrase “needing to borrow securities to complete certain transactions.”

36.  Comment:  On page 35, under “BNY Mellon International Equity ETF” and “BNY Mellon Emerging Markets Equity ETF,” with regard to the sentence regarding investing 80% of each fund’s net assets in equity securities, please add “comprising the index” after “equity securities” and note that for purposes of this 80% policy, equity securities include depositary receipts.

Response:  The Registrant has not added the phrase “comprising the index” after “equity securities” as the Registrant does not believe the fund’s Rule 35d-1 80% policy is restricted to equity securities comprising the index.  The Registrant has added the sentence below with respect to depositary receipts:

“Depositary receipts are considered equity securities for purposes of the 80% investment policy.”

37.  Comment:  On page 44, under “Fund Investment Risks,” for the “Liquidity risk” disclosure, please add the following disclosure currently included on page 53 in the “Additional Purchase and Sale Information” disclosure:

“The trading prices of fund shares may deviate significantly from the relevant fund’s net asset value during periods of market volatility.”

Response:  The Registrant believes the statement above is more appropriate in the “Fluctuation of net asset value, share premiums and discount risk” disclosure and notes that disclosure currently includes a similar statement.

38.  Comment:  On page 53, under “Additional Information – Additional Purchase and Sale Information,” please revise the discussion per revised Item 11 of Form N-1A.  See Investment Company Act Release No. 33646.

Response:  The Registrant has revised the discussion per revised Item 11 of Form N-1A.

Statement of Additional Information

39.  Comment:  On page 1 of Part II, under “Purchase and Redemption of Creation Units,” in the paragraph regarding Fund Deposit, please confirm the disclosure is in accordance with Rule 6c-11 under the 1940 Act or revise to conform with Rule 6c-11, including with respect to custom baskets.

Response:  The Registrant has revised the noted disclosure.

40.  Comment:  On page 12 of Part II, under “Investments, Investment Techniques and Risks,” please confirm foreign securities are applicable investments for the BNY Mellon US Large Cap Core Equity ETF, BNY Mellon US Mid Cap Core Equity ETF and BNY Mellon US Small Cap Core Equity ETF.

Response:  The Registrant confirms foreign securities are applicable non-principal investments for the BNY Mellon US Large Cap Core Equity ETF, BNY Mellon US Mid Cap Core Equity ETF and BNY Mellon US Small Cap Core Equity ETF.

41.  Comment:  On page 13 of Part II, under “Investments, Investment Techniques and Risks,” please confirm “Futures Transactions” and “ETFs” are applicable investments for all funds.  We note only certain funds include such investments in their Item 4 disclosure.

Response:  The Registrant confirms futures transactions and ETFs are applicable investments for all funds.  Where such investments are not included in a fund’s Item 4 disclosure, the investments may be used as a non-principal investment strategy by the fund.

42.  Comment:  Please add the following disclosure found on page 17 of Part II, under “Investments, Investment Techniques and Risks,” to each “Fund Summary – Principal Risks” as a “Correlation risk” discussion:

“Each fund will attempt to achieve a correlation between its performance and that of the fund’s underlying index, in both rising and falling markets, of at least 0.95, without taking into account expenses.  A correlation of 1.00 would indicate perfect correlation, which would be achieved when the fund’s NAV, including the value of its dividends and capital gain distributions, increases or decreases in exact proportion to changes in the underlying index.  Each fund’s ability to correlate its performance with that of its underlying index, however, may be affected by, among other things, changes in securities markets, the manner in which the total return of the fund’s underlying index is calculated, and the size of the fund’s portfolio.”

Response:  The Registrant believes the current disclosure is appropriate.  The Registrant notes that the discussion of each fund’s strategy in the “Fund Details” section states that each fund attempts to have a correlation between its performance and that of the respective index of at least .95, before fees and expenses.  In addition, “Indexing strategy risk” in each “Fund Summary – Principal Risks” section currently discusses factors that may affect the correlation between fund and index performance.

43.  Comment:  On page 17 of Part II, under “Investment Restrictions,” for the borrowing fundamental policy, with regard to the phrase “Except to the extent permitted under the 1940 Act . . . [,]” please disclose what is permitted under the 1940 Act.  In addition, please add the following to the second sentence of the policy: “. . . to the extent covered in accordance with applicable SEC and staff guidance.”

Response:  The Registrant notes that disclosure regarding what is permitted under the 1940 Act with respect to borrowing is currently included on page 40 of Part III of the SAI.  The Registrant has updated the policy as follows:

“As a matter of Fundamental Policy, each Fund may not borrow money, except to the extent permitted under the 1940 Act.  For purposes of this Fundamental Policy, the entry into options, forward contracts, futures contracts, including those related to indices, other derivatives and options on futures contracts or indices or other derivatives shall not constitute borrowing, to the extent covered in accordance with applicable SEC and staff guidance.”

44.  Comment:  On page 18 of Part II, under “Investment Restrictions,” for the senior securities fundamental policy, with regard to the phrase “. . . to the extent permitted under the 1940 Act[,]” please disclose what is permitted under the 1940 Act.  In addition, please add the following to the second sentence of the policy: “. . . to the extent covered in accordance with applicable SEC and staff guidance.”

Response:  The following has been added below the “Investment Restrictions” list:

“For purposes of the Fundamental Policy regarding senior securities, the 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain derivatives, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation.”

In addition, the fundamental policy with respect to senior securities has been revised as follow:

“As a matter of Fundamental Policy, each Fund may not issue any senior security (as such term is defined in Section 18(f) of the 1940 Act), except insofar as the fund may be deemed to have issued a senior security by reason of borrowing money in accordance with the fund’s borrowing policies or otherwise to the extent permitted under the 1940 Act.  For purposes of this Fundamental Policy, collateral, escrow, or margin or other deposits with respect to the making of short sales, the purchase or sale of futures contracts or options and other derivative instruments, purchase or sale of forward foreign currency contracts and the writing of options are not deemed to be an issuance of a senior security, to the extent covered in accordance with applicable SEC and staff guidance.”

45.  Comment:  On page 23 of Part III, under “Additional Information About Investments, Investment Techniques and Risks,” in the “Investing in Europe” disclosure, please update the Brexit disclosure based on more recent developments, including the election of Boris Johnson and the resulting effect.

Response:  The “Investing in Europe” disclosure has been updated to reflect the UK’s exit from the European Union on January 31, 2020.

Part C

46.  Comment:  Page 50 of the prospectus, under “Index/Trademark License/Disclaimers,” notes that “BNY Mellon, as Licensee, has entered into license agreements with the index providers pursuant to which the Adviser and funds use an underlying index.”  Since these agreements govern the funds’ use of the underlying indexes, please file these agreements as exhibits to the registration statement.

Response:  The sentence noted in the comment has been replaced with the following:

“With respect to the Bloomberg Barclays Indices (defined below), the trust has entered into a license agreement with Bloomberg Index Services Limited pursuant to which the relevant funds use the Bloomberg Barclays Indices.  With respect to the Morningstar Equity Indexes (defined below), BNY Mellon has entered into a license agreement with Morningstar Inc.  The trust has entered into a sub-license agreement with BNY Mellon pursuant to which the relevant funds may use the Morningstar Equity Indexes.”

The license agreement and relevant service schedules with respect to the Bloomberg Barclays Indices and the sub-license agreement with respect to the Morningstar Equity Indexes, which govern the funds’ use of the underlying indexes, will be filed as exhibits.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided.  Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:        W. John McGuire

            Jeff Prusnofsky

            Bennett MacDougall